LEHMAN BROTHERS

February 6, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:    Fortress Investment Group LLC

           Registration Statement on Form S-1 (File No. 333-138514)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 39,428,900 Class A shares, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:00 p.m. (NYT) on February 8, 2007, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated February 2, 2007, through the date hereof:

Preliminary Prospectus dated February 2, 2007:

39,801 copies to prospective Underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

GOLDMAN, SACHS & CO.
LEHMAN BROTHERS INC.
As Representatives of the several Underwriters

By: LEHMAN BROTHERS INC.

By: /s/ Victoria Hale

Victoria Hale
Vice President